November 16, 2010
Via EDGAR
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Daniel F. Duchovny, Esq.
Re:	King Pharmaceuticals, Inc. Schedule 14D-9 filed October 22, 2010 SEC File No. 005-57425
Ladies and Gentlemen:
     King Pharmaceuticals, Inc. (“King”) hereby submits this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 28, 2010 (the “Comment Letter”), with respect to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by King with the Commission on October 22, 2010 (the “Schedule 14D-9”) in connection with the offer (the “Offer”) by Pfizer Inc. (“Pfizer”) and Parker Tennessee Corp. (“Purchaser”) to purchase all of the issued and outstanding shares of common stock, no par value, of King.
     Set forth below is the heading and text of each comment set forth in the Comment Letter, followed by King’s response thereto. Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to them in the Schedule 14D-9. In addition, King is simultaneously filing Amendment No. 2 to the Schedule 14D-9 with the Commission to, among other matters, amend the Schedule 14D-9 in response to the Comment Letter.
Schedule 14D-9
Financial Forecasts, page 22
1.	We note your disclaimers relating to the accuracy or completeness of information you have disclosed on page 22. You may not disclaim the accuracy or completeness of the information contained in the filing. Please revise.
Response

Securities and Exchange Commission	2
     In response to the Staff’s comment, page 22 of the Schedule 14D-9 has been revised to remove King’s disclaimer of responsibility for the accuracy or completeness of information.
2.	We note that the projected financial information included in this section has not been prepared in accordance with GAAP. As a result, advise us what consideration you have given as to whether the projected financial information would require additional disclosure pursuant to Rule 100(a) of Regulation G. We may have additional comments after we review your response.
Response
     In response to the Staff’s comment, page 22 of the Schedule 14D-9 has been revised to set out unaudited prospective financial information for King regarding GAAP adjustments to the previously disclosed non-GAAP operating income and to provide GAAP operating income. King supplementally advises the Staff that such unaudited prospective financial information was not provided by King to Pfizer in connection with Pfizer’s due diligence review of King, and has been prepared by King and provided to Pfizer and the Purchaser solely in connection with the preparation of the Offer to Purchase filed as Exhibit (a)(1)(A) to the Schedule TO-T filed with the Commission by Pfizer and the Purchaser.
     In respect of projected net sales set forth in the Financial Forecasts, such forecasts correspond to King’s GAAP financial statements, and do not reflect any material deviations from GAAP-based measures for net sales (as set forth in King’s historical audited financial statements). The projections in respect of net sales do not exclude amounts that are included in the most directly comparable measure calculated in accordance with GAAP in King’s statement of income, balance sheet or statement of cash flows, and are not subject to any adjustments that have the effect of doing so, nor do they include amounts that are excluded from the most directly comparable GAAP measure. King therefore believes that the projections in respect of net sales do not constitute a “non-GAAP financial measure” as defined in Rule 101 of Regulation G. King has revised the Schedule 14D-9 to indicate that the Financial Forecasts with respect to net sales were prepared in accordance with GAAP.
Cautionary Note Regarding King Forward-Looking Statements, page 27
3.	We note the disclaimer that you do not undertake any obligation to update any forward-looking statements to reflect any changes in events, new information or otherwise. This disclaimer is inconsistent with the requirements of General Instruction D of Schedule 14D-9 and your obligations under Rule 14d-9(c) to amend the Schedule to reflect a material change in the information previously disclosed. Please revise.
Response
     In response to the Staff’s comment, page 27 of the Schedule 14D-9 has been revised.

Securities and Exchange Commission	3
King acknowledges that:
•	King is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	King may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
*   *   *

Securities and Exchange Commission	4
     Please do not hesitate to contact our counsel, Covington & Burling LLP (Scott F. Smith at (212) 841-1056 or Jack S. Bodner at (212) 841-1079), with any questions or comments you may have.

Very truly yours,
/s/ James W. Elrod
James W. Elrod

cc:	Scott F. Smith, Esq. Jack S. Bodner, Esq. Covington & Burling LLP

Dennis J. Block, Esq. William P. Mills, Esq. Cadwalader, Wickersham & Taft LLP